SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 1, 2011
Shaw Communications Inc.

By:

/s/ Steve Wilson

Steve Wilson

Sr. V.P., Chief Financial Officer

Shaw Communications Inc.

NEWS RELEASE

SHAW TO BUILD BROADBAND WIRELESS NETWORK

CALGARY, AB (September 1, 2011) – Shaw Communications Inc. (“Shaw”) announced today the results of its strategic review of the wireless business opportunity.

We have now completed a thorough strategic review of the wireless business opportunity including the potential value of wireless in the traditional cable bundle, the rapid evolution of wireless technologies, the capital needed to build a competitive wireless network (including additional spectrum requirements), recent changes in the wireless competitive environment, and the impact that wireless would have on long-term shareholder value. When we first started looking at the wireless opportunity we saw wireless as a complementary product in a world where broadband Internet access is moving increasingly to wireless devices (smartphones, tablets, laptops, netbooks, etc). A wireless offering could give us a platform to extend our services and leverage our broadband, video, voice and content/programming businesses.

However, the economics of a conventional wireless business as a new entrant are extremely challenging. New entrants lack the economies of scale and scope to compete effectively against well established incumbents with ubiquitous coverage, extensive device ecosystems, deep spectrum positions and large retail networks. Even with our established base and considerable strengths and assets, we could not justify a wireless network build at this time.

We believe that a more prudent approach for us is to provide a managed Wi-Fi network that will allow our customers to extend their Shaw services beyond the home. This will achieve our objectives without risking well over $1 billion in capital expenditures on a traditional wireless network build.

Rationale for Wi-Fi

As a wireless broadband technology Wi-Fi is evolving rapidly with significant improvements in throughput, coverage and reliability. Wi-Fi technologies are now capable of providing seamless hand-off and extensive metropolitan area coverage.

Wi-Fi is in virtually all portable consumer devices and customers are actively seeking Wi-Fi hot spots to reduce data costs and improve their wireless broadband experience. The vast majority of tablets sold to date are Wi-Fi only devices. Wireless broadband is increasingly viewed as a portable and nomadic service for the consumption of media rich content and video.

Major wireless carriers worldwide are deploying Wi-Fi as means of offloading 3G/4G traffic thereby reducing network build costs, and improving capacity and coverage. We believe cable operators are uniquely positioned to take advantage of Wi-Fi.

In addition, given that Wi-Fi spectrum is free and there are no device subsidies, we can build extensive Wi-Fi coverage at a substantially lower cost relative to a traditional wireless network and still provide our customers with an excellent broadband wireless experience.

“We have decided to focus on strengthening our core business and leveraging our media and programming assets to support our leadership position in broadband and video,” said Brad Shaw, Chief Executive Officer of Shaw. “Our decision not to pursue a conventional wireless business is consistent with this strategic approach and our focus on shareholder value.”

Shaw will be holding a conference call today (September 1, 2011) at 9:00 a.m. MST to discuss additional details regarding the announcement. Further details regarding the call will be issued in a separate release.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca